January 27, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Vincent DiStefano

Re:	Registrant:	Loomis Sayles Funds I
	File No.:	811-08282
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 14, 2009, regarding the post-effective amendment to the registration statement of Loomis Sayles Funds I (the “Trust”) on Form N-1A filed with the Commission on December 3, 2008 (the “Registration Statement Amendment”) for the purpose of incorporating disclosure with respect to credit default swaps and options, and updating financial and other information concerning the Trust. For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement Amendment.

Please note that the Registration Statement Amendment is scheduled to become effective automatically on February 1, 2009.

1.	Comment. Please provide style risk disclosure for the value style of investing for the Loomis Sayles Small Cap Value Fund.

Response. In response to the comment, the following disclosure will be added to the Loomis Sayles Small Cap Value Fund’s prospectus:

Value stocks present the risk that they may fall out of favor with investors and underperform growth stocks during any given period.

2.	Comment. Please disclose the percentage of the Loomis Sayles Global Bond Fund’s net assets that may be invested in non-U.S. securities.

Response. The Trust respectfully submits that the use of the term “Global” in the name of the Loomis Sayles Global Bond Fund implies that the Fund’s investments will be diversified among many countries including the United States. During its three most recent fiscal years the Fund invested 62%, 56% and 58% of its net assets in non-U.S. securities. The Trust believes this allocation of investments among countries is consistent with the use of the term “Global” in the Fund’s name.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds I

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

2